UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

ENDESA, S.A.

(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH
E.ON AG

(Names of Filing Persons (offerors))

Ordinary shares, par value €1.20 each
American Depositary Shares (each representing one ordinary share)

(Titles of Classes of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$5,236,570,579	$560,313

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa (including ordinary shares represented by ADSs) subject to the U.S. Offer, by the offer price of €24.905 in cash for each ordinary share and each ADS, converted into U.S. dollars based on an exchange rate expressed in U.S. dollars per euro of $1.2980 = €1.00, the Federal Reserve Bank of New York noon buying rate on January 25, 2007. Terms used and not defined in the preceding sentence are defined below.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, is $107.00 per $1,000,000.00 of the transaction valuation and was sent via wire transfer on January 23, 2007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $560,313

Form or Registration No.: Schedule TO

Filing Party: E.ON Aktiengesellschaft E.ON Zwölfte Verwaltungs GmbH

Date Filed: January 26, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

            This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2007 (as amended and supplemented prior to the date hereof, the “Schedule TO”). The Schedule TO relates to the offer by E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (“E.ON”), to acquire all the outstanding ordinary shares, par value €1.20 per share (the “ordinary shares”), and American depositary shares (the “ADSs” and, together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish public limited company (“Endesa”), at a price of €24.905 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (the “U.S. Offer”) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the U.S. offer to purchase, as amended, dated January 26, 2007 (the “U.S. Offer to Purchase”). E.ON 12 is also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
            The Press Release dated February 3, 2007, the Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 3, 2007, the Presentation dated February 3, 2007 and the transcript of the Investor Conference Call Speech by Dr. Wulf H. Bernotat on February 3, 2007, copies of which are attached hereto as Exhibits (a)(5)(J), (a)(5)(K), (a)(5)(L) and (a)(5)(M) respectively, are hereby expressly incorporated by reference in response to Items 1, 4, 6 and 7 of the Schedule TO.
Item 4. Terms of the Transaction.
            Item 4 is amended and supplemented to include the following information:
            On February 1, 2007, Gas Natural announced that it has withdrawn its competing offer for Endesa.
            On February 2, 2007, pursuant to the Spanish “sealed envelope” procedure, E.ON 12 submitted proposed revised terms of the Spanish Offer to the CNMV for approval.  The proposed revised terms where published by the CNMV later on February 2, 2007, which provide for an increased offer price for the Spanish offer of €38.75 in cash per ordinary share.  The proposed increased offer price of €38.75 will only become effective after the CNMV has approved the proposed increased offer price for the Spanish Offer, which is expected to take place within five Spanish business days following the CNMV’s publication of the proposed revised terms.  After the proposed increased offer price is approved by the CNMV, E.ON 12 will increase the offer price for the U.S. Offer to the price approved by the CNMV.  As a matter of Spanish law, E.ON 12 will not be permitted to further increase the offer price under the Offers.
Item 7. Source and Amount of Funds and Other Consideration.
            Item 7 is amended and supplemented to include the following information:
            In order to finance the Offers at the increased offer price of €38.75, E.ON entered into a new additional syndicated term loan and guarantee facility agreement with HSBC Bank plc., Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG on February 2, 2007 (the “Supplemental Facility Agreement”).  The total amount of financing made available under the Supplemental Facility Agreement is up to €5.3 billion in one tranche.  On February 2, 2007, the facility was utilized in the sum of €3,926,644,534 to provide additional guarantees to the CNMV.  Under the terms of the Supplemental Facility Agreement, the unutilized portion of the guarantee commitment was immediately cancelled and the size of the facility was reduced to €3,926,644,534.  The date of maturity under the Supplemental Facility Agreement is February 20, 2009.  The rate of interest under the Supplemental Facility Agreement is linked to a ratings based margin ratchet.  Based on an expected initial A rating from Standard & Poor’s and an initial A2 rating from Moody’s the interest rate will be EURIBOR plus 27.5 basis points per annum for the first three months and EURIBOR plus 32.5 basis points per annum for the periods thereafter.  A copy of the Supplemental Facility Agreement is attached hereto as Exhibit (b)(2) and expressly incorporated herein by reference.

Item 11. Additional Information.
      Item 11 is amended and supplemented to include the following information:

      On February 5, 2007, regarding the action filed by E.ON and E.ON 12 against Acciona and Finanzas on October 12, 2006, the U.S. District Court for the Southern District of New York (the “Court”) granted E.ON’s and E.ON 12’s motion for a preliminary injunction against Acciona and Finanzas prohibiting them from any further violation of Section 13(d) under the Exchange Act and any other disclosure provision in the U.S. securities laws. The Court denied all other preliminary injunctive relief sought by E.ON and E.ON 12.

      On January 31, 2007, a request was made by E.ON 12 to Endesa for the use of its shareholder and security position listing for the purpose of disseminating the U.S. Offer to holders of Endesa securities.

Item 12. Exhibits.
             Item 12 is amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(5)(G)	Investor Presentation February 2007

(a)(5)(H)	Press release dated February 2, 2007, announcing E.ON 12’s intention to submit its final bid to the CNMV

(a)(5)(I)	English translation of the ad-hoc notice filed with the German BaFin on February 2, 2007, announcing the submission of E.ON 12’s final bid to the CNMV

(a)(5)(J)	Press Release dated February 3, 2007, announcing the submission of E.ON 12’s final bid to the CNMV

(a)(5)(K)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat dated February 3, 2007

(a)(5)(L)	Presentation dated February 3, 2007

(a)(5)(M)	Transcript of the Investor Conference Call Speech by Dr. Wulf H. Bernotat dated February 3, 2007

(b)(2)
Term Loan and Guarantee Facility Agreement, dated February 2, 2007, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc., Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

SIGNATURES
            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
            Dated: February 5, 2007

E.ON Zwölfte Verwaltungs GmbH

By:	/s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann Title: Managing Director

By:	/s/ Dr. Patrick Wolff
Name: Dr. Patrick Wolff Title: Managing Director

E.ON Aktiengesellschaft

By:	/s/ Dr. Michael Gaul
Name: Dr. Michael Gaul Title: Member of the Board of Management

By:	/s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann Title: Senior Vice President and General Counsel

Exhibit Index.
Exhibit	Description
(a)(1)(A)	Offer to Purchase dated January 26, 2007

(a)(1)(B)	Form of Share Form of Acceptance

(a)(1)(C)	Form of ADS Letter of Transmittal

(a)(1)(D)	Form of Notice of Guaranteed Delivery

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Letter to Holders of American Depositary Receipts

(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians

(a)(1)(H)	Form of Letter to Holders of Ordinary Shares

(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9

(a)(1)(J)	Limited Due Diligence Information Obtained from Endesa

(a)(5)(A)	Press Release dated February 21, 2006, announcing the cash offer for Endesa, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on February 21, 2006

(a)(5)(B)
Press Release dated September 26, 2006, announcing the intention to increase the offer price to at least 35.00, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on September 26, 2006

(a)(5)(C)
English translation of the Relevant Notice filed with the CNMV on January 2, 2007, announcing the intention to reduce the increased offer price to at least 34.50, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on January 3, 2007

(a)(5)(D)	Form of Summary Advertisement, published in The Wall Street Journal on January 26, 2007

(a)(5)(E)	Press Release dated January 26, 2007, announcing the intention to submit E.ON 12’s final offer via the Spanish “sealed envelope” procedure
(a)(5)(F)	English translation of an advertisement relating to the Offers published in the Spanish press

(a)(5)(G)	Investor Presentation February 2007

(a)(5)(H)	Press release dated February 2, 2007, announcing E.ON 12’s intention to submit its final bid to the CNMV

(a)(5)(I)	English translation of the ad-hoc notice filed with the German BaFin on February 2, 2007, announcing the submission of E.ON 12’s final bid to the CNMV

(a)(5)(J)	Press Release dated February 3, 2007, announcing the submission of E.ON 12’s final bid to the CNMV
(a)(5)(K)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat dated February 3, 2007

(a)(5)(L)	Presentation dated February 3, 2007

(a)(5)(M)	Transcript of the Investor Conference Call Speech by Dr. Wulf H. Bernotat dated February 3, 2007

(b)(1)
Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(b)(2)
Term Loan and Guarantee Facility Agreement, dated February 2, 2007, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc., Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(d)(1)	Confidentiality Agreement, dated January 16, 2006, between E.ON and Endesa

(g)	Not applicable

(h)	Not applicable